02021794

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 25 2002

SEC FILE NUMBER
8- 52686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAILY ACCESS ADVISORS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 INTERNATIONAL DR, BLDG.6 SUITE 600
(No. and Street)

MOBILE (City) AL (State) 36606-3099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN L. SCHARDIN 251 665 1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALTMARSH, CLEAVELAND & GUND
(Name – *if individual, state last, first, middle name*)

900 NORTH 12 th AVE (Address) PENSACOLA (City) FL (State) 32501 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daily Access Advisor, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

03/22/2002
Signature

President 03/22/2002
Title

03/22/2002
Notary Public
MY COMMISSION EXPIRES AUGUST 25, 2003

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SC&G

Saltmarsh, Cleaveland & Gund
Certified Public Accountants
and Consultants
Since 1944

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Daily Access Advisors, Inc.

We have audited the accompanying statement of financial condition for Daily Access Advisors, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daily Access Advisors, Inc. as of December 31, 2001, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Saltmarsh, Cleaveland & Gund

Pensacola, Florida
March 15, 2002

900 North 12th Avenue
P.O. Drawer 13207
Pensacola, Florida 32591-3207
(850) 435-8300
FAX: (850) 435-8352

34 Walter Martin Road
P.O. Box 848
Fort Walton Beach, Florida 32549-0848
(850) 243-6713
FAX: (850) 243-4137

501 West 19th Street
P.O. Box 1100
Panama City, Florida 32402-1100
(850) 769-9491
FAX: (850) 785-9590

www.scg-cpa.com

DAILY ACCESS ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 18,971
Accounts receivable	539
Deposits	346
Total Assets	$ 19,856

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to Parent	$ 3,504
Stockholder's Equity:	
Common stock, $.001 par value; 100 shares authorized, issued and outstanding	--
Additional paid-in capital	25,000
Accumulated deficit	(8,648)
Total stockholder's equity	16,352
Total Liabilities and Stockholder's Equity	$ 19,856

The accompanying notes are an integral part
of these financial statements.

DAILY ACCESS ADVISORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenue:		
Income from commissions	$	4,110
Expenses:		
Registration and licensing		17,213
Loss Before Income Tax Benefit		(13,103)
Income Tax Benefit		4,455
Net Loss	$	(8,648)

The accompanying notes are an integral part
of these financial statements.

DAILY ACCESS ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$	$ 25,000	$ -0-	$ 25,000
Net loss			(8,648)	(8,648)
Balance, December 31, 2001	$	$ 24,000	$ (8,648)	$ 16,352

The accompanying notes are an integral part
of these financial statements.

DAILY ACCESS ADVISORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net loss	$ (8,648)
Net change in:	
Accounts receivable	(539)
Deposits	(346)
Due to Parent	3,504
Net cash used in operating activities	(6,029)
Net Decrease in Cash and Cash Equivalents	(6,029)
Cash and Cash Equivalents, Beginning of Year	25,000
Cash and Cash Equivalents, End of Year	$ 18,971

The accompanying notes are an integral part
of these financial statements.

DAILY ACCESS ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization / and Nature of Business:

Daily Access Advisors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is Delaware corporation and a wholly-owned subsidiary of Daily Access.com, Inc. ("the Parent"). The Company does not hold customer funds or safekeep customer securities as its business activity is limited to the distribution of mutual funds.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company files a consolidated federal return with the Parent and records its share of the consolidated federal tax expense or benefit on a separate return basis. The Company has recorded a federal tax benefit in its statement of income resulting from the loss incurred in 2001. An amount due from the Parent for the income tax benefit the Parent received from the Company's loss has been recognized as a reduction of the amount due to the Parent on the balance sheet.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $16,352, which was $11,352 in excess of the required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital that did not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into a service and expense agreement (the "Agreement") with the Parent where the Parent will furnish the operational services required by the Company in order to conduct its business or pay for costs of such services or expenses on behalf of the Company. Such costs shall include salaries and wages, office supplies and expenses, insurance, employee benefits, rents and miscellaneous overhead and general expenses. All services and expenses provided to the Company from the Parent with the exception of registration and licensing costs will be paid for by the Parent without the expectation or obligation of repayment by the Company. The Agreement is for a period of one year and will automatically renew each December. The Agreement may be terminated by either party with advanced notice of 30 days. Expenses paid by the Parent on behalf of the Company as of December 31, 2001 were approximately $12,000.

SUPPLEMENTARY INFORMATION

DAILY ACCESS ADVISORS, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL

Total stockholder's equity	$	16,352
Less non-allowable assets and other deductions		-0-
Net Capital	$	16,352

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	11,352
Aggregate indebtedness	$	-0-
Ratio: Aggregate indebtedness to net capital	$	0 to 1

SC&G

Saltmarsh, Cleaveland & Gund
Certified Public Accountants
and Consultants
Since 1944

Florida Institute of
Certified Public Accountants

Alabama Society of
Certified Public Accountants

American Institute of
Certified Public Accountants

AICPA Private
Companies Practice Section

AICPA SEC
Practice Section

Member, Polaris International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Daily Access Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Daily Access Advisors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications, and comparisons (2) in recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

900 North 12th Avenue
P.O. Drawer 13207
Pensacola, Florida 32591-3207
(850) 435-8300
FAX: (850) 435-8352

34 Walter Martin Road
P.O. Box 848
Fort Walton Beach, Florida 32549-0848
(850) 243-6713
FAX: (850) 243-4137

501 West 19th Street
P.O. Box 1100
Panama City, Florida 32402-1100
(850) 769-9491
FAX: (850) 785-9590

www.scg-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Saltmarsh, Cleaveland & Gund

Pensacola, Florida
March 15, 2002

DAILY ACCESS ADVISORS, INC.

FINANCIAL STATEMENTS AND
OTHER INFORMATION
(PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION)

DECEMBER 31, 2001